Exhibit 99.1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

ABER DIAMOND CORPORATION APPOINTS NEW CEO TO HARRY WINSTON INC.

Aber appoints Mr. Thomas J. O'Neill, currently President Worldwide of Burberry Group, as CEO of Harry Winston Inc. and President of Aber

TORONTO AND NEW YORK, April 19, 2004 — Aber Diamond Corporation (TSX-ABZ, NASDAQ-ABER), the premier publicly traded diamond company together with Harry Winston Inc., one of the world's leading luxury jewellery and watch retailers, today announced the appointment of Mr. Thomas J. O'Neill as Chief Executive Officer of Harry Winston Inc. and President of Aber.

On April 2, 2004 Aber announced its purchase of a 51% controlling interest in Harry Winston Inc.

Mr. Robert Gannicott continues to lead the company as Chief Executive Officer, with Mr. O'Neill as President. They will both continue as directors of Aber and have been appointed to Harry Winston's board of directors.

"As a member of our board of directors, Tom has been central to Aber's realization of its strategy to combine the most profitable "bookends" of the diamond pipeline, retailing and mining, into one specialist diamond company," said Mr. Gannicott, Chief Executive Officer of Aber.

Mr. O'Neill currently holds the position of President Worldwide, and is a member of the board of directors for, Burberry Group, the British retailer and luxury goods company.

"I am pleased and excited that Mr. O'Neill will be leading the management team," said Mr. Ronald Winston, Chairman of Harry Winston Inc. "With his extensive knowledge and experience of the American, Asian, European and especially the Japanese jewellery and luxury goods industries, I have the fullest confidence in Tom's ability to lead Harry Winston and grow the brand."

Mr. O'Neill began his career in luxury retailing with Tiffany & Co. in 1984, where he last served as Executive Vice President with responsibility for international markets. In 1997, Mr. O'Neill left Tiffany to become President of Louis Vuitton, Americas as well as Chief Executive Officer of the fashion house, Marc Jacobs and ultimately serving as the President and Chief Executive Officer of the LVMH Fashion Group in the Americas. In 2000, he transferred to Paris as President and Chief Executive Officer of the newly created LVMH Jewelry Division. He joined Burberry in 2001.

Mr. O'Neill, commenting on his vision for both Aber and Harry Winston, said "This is an exciting time for both companies; they're a natural fit for each other; Aber with its world class supply of diamonds and Harry Winston's unrivalled position as the most exclusive and prestigious fine jewellery retailer known for its expertise, hand made craftsmanship, quality gems and innovative gem stone settings. I am looking forward to continuing the Harry Winston legacy while revitalizing the brand and contributing to the on going success of Aber."

About Aber Diamond Corporation

Aber Diamond Corporation is a diamond marketing company supplying a Canadian product to the global diamond market. The company's wholly owned subsidiary, Aber Diamond Mines Ltd., holds a 40% joint venture interest in the world class Diavik Diamond Mine located in Canada's Northwest Territories. Additional information can be found on Aber's web site www.aber.ca.

About The Harry Winston Group

Founded in 1932, Harry Winston is one of the world's most prestigious diamond jewelers,, and one of a handful of American luxury goods brands. The Harry Winston brand name is synonymous with the most famous gemstones and jewelry designs in the world, including the Hope Diamond, the Jonker Diamond, the Taylor-Burton Diamond, the Star of Sierra Leone and the Star of Independence. Headquartered on Fifth Avenue in New York, the company maintains six salons in some of the most desirable shopping real estate locations around the world: New York City, Beverly Hills, Paris, Geneva, Tokyo and Osaka.

For further information, please contact:
Robert A. Gannicott, Chief Executive Officer — (416) 362-2237 (ext. 225)
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)